JANUARY 23, 2018 Q4 2017 INTERIM REPORT Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB (publ) Commission File No.: 132-02822

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, including words such as “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will”, “could” or “should” or, in each case, their negative or other variations thereof or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include statements regarding, or based upon, our Management’s current intentions, beliefs or expectations concerning, among other things, our future results of operations, financial condition, liquidity, prospects, growth, strategies, potential acquisitions, or developments in the industry in which we operate. Forward-looking statements are based upon assumptions and estimates about future events or circumstances, and are subject to risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will materialise. Accordingly, our actual results may differ materially from those expressed or implied thereby. Unless otherwise specified, forward-looking statements herein speak only as of the date of this presentation. We undertake no obligation, and do not intend, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above. Readers are cautioned not to place undue reliance on any forward-looking statements. DISCLAIMER

TABLE OF CONTENT SUMMARY OPERATIONAL UPDATE Group footprint expansion Com Hem Segment Boxer Segment Commercial update FINANCIAL PERFORMANCE Group financial performance Com Hem Segment Boxer Segment Com Hem Group P&L Group cash flow and capital structure SUMMARY AND OUTLOOK

SUMMARY SHAREHOLDER REMUNERATION Group revenue growth of 1.4% in Q4 with a growth of 4.2% in the Com Hem Segment offset by a 7.0% decline in Boxer. Underlying EBITDA growth of 3.8% for the Group with a 5.3% growth in the Com Hem Segment offset by a 8.0% decline in Boxer Strong full year 2017 growth in revenue (26.0%) and underlying EBITDA (14.9%) with Boxer consolidated over the full year 2017. Organic revenue increased by 4.1% and organic underlying EBITDA by 5.4%, in-line with guidance The Group added 100,000 addressable households in the quarter, reaching our original target of 2.8m households which represents a 40% footprint expansion since before the SDU expansion and Boxer acquisition Multi-year record volume growth in the Com Hem Segment Unique consumer subscribers rose by 12,000 to a record high 983,000 Added 14,000 broadband RGUs in the Com Hem Segment to a record high 750,000 RGUs Strong growth in digital TV RGU’s, up 4,000 to 655,000, with a continued growth of 5,000 TiVo customers (penetration rate of 40.3%) Boxer added another 5,000 broadband RGUs and Boxer ARPU reached a record high of SEK 301 On January 10 we announced that we have entered into a merger agreement with Tele2. We believe that the combination of these complementary businesses will create a very strong integrated Swedish operator by offering a full range of complementary connectivity and digital services Since the IPO, Com Hem has paid total dividends of SEK 1.2bn, and bought back and redeemed SEK 2.4bn of our own stock, equivalent to 14% of total outstanding shares at the IPO We have during the last 12 months returned SEK 1.5bn to our shareholders with a leverage of 3.6x, well within our target range of 3.5-4.0x The Board is proposing a 50% increase in the cash dividend from SEK 4.00 per share to SEK 6.00 per share in 2018 alongside the ongoing buy-back program which ends no later than March 20, 2018. There will be no further buy-back program between the AGM and closing of the merger with Tele2 SUMMARY OF Q4 2017

OPERATIONAL UPDATE

REACHING 2.8M ADDRESSABLE HOUSEHOLDS

THE COM HEM GROUP AIMS TO REACH OVER 3.0 MILLION HOUSEHOLDS BY 2020



+50% total potential increase
3.0m Target Footprint
2.8m Current Footprint
+40% increase as per Q4 2017
2.0m Total Footprint
0.2m Unique Boxer
0.6m Footprint Expansion
0.3m Com Hem Open LAN
1.7m Com Hem Vertical Fibre Coax
2.6m Current Com Hem Segment Footprint
1.1m Current Boxer Fibre Footprint
0.2m Additional potential
0.8m Footprint Expansion up to Q4 2017
2.0m Original Footprint Pre SDU & Boxer
Pre SDU & Boxer
2017
2020

MAKING PROGRESS TOWARD THE 3.0M TARGET

- The Group added some 100,000 addressable households in the quarter, reaching our original goal of 2.8m addressable households
- Boxer's fibre footprint increased from 1,000,000 to 1,100,000 addressable households including roughly 200,000 which do not overlap with the Com Hem Segment
- We are well on track to reach our target of at least 3.0m households by 2020, which constitutes an increase of 50% from before the SDU expansion and the Boxer acquisition
- New build trials will finalize in early 2018. Given the success of our capex-light approach of connecting to third party infrastructure, we have no plans to scale up new build beyond the trial areas

** Numbers refer to "Addressable Households" which are defined as households connected to our FibreCoax and FibreLAN networks, or third party open networks, or passed by fibre in networks unbundled by the Group.*

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6

OPERATIONAL HIGHLIGHTS COM HEM SEGMENT – MULTI-YEAR RECORD VOLUME GROWTH HIGHEST VOLUME GROWTH IN SEVERAL YEARS Unique consumer subscribers grew by 12,000 during the quarter to a record high 983,000 Total RGUs increased by 15,000 for the quarter to 1,671,000 Record high broadband RGUs in a total of 750,000, adding 14,000 in the quarter Average broadband speed of 145 Mbit/s in the existing customer base Continued strong growth in digital TV RGUs with 4,000 RGUs added in the quarter, now totaling 655,000 Added 5,000 TiVo subscribers in the quarter, leading to 40.3% penetration of the DTV base Telephony RGU declined by 3,000, lower than previous periods CONSUMER ARPU AND CHURN ARPU remained flat at 373 SEK Consumer churn of 13.6%, up 0.8 p.p. mainly due to price adjustments in Q4 as well as a small portion related to the Discovery blackout Consumer churn for the full year declined by 0.1 p.p. to 13.1% 1,623

OPERATIONAL HIGHLIGHTS BOXER SEGMENT – CONTINUED PROGRESS ON BROADBAND SALES EXECUTING THE TURNAROUND Boxer ARPU reached a record high of 301 SEK due to higher mix of dual play customers Churn temporarily returned to peak levels in Q4 mainly due to the migration of the 700 MHz band and seasonality effects of expiration of binding periods across the customer base. Part of the increase was also due to a lag effect of the Discovery blackout Starting in Q1 we are executing the more-for-more strategy for Boxer, aligning Boxer with the Group strategy. Q1 churn expected remain elevated due to price adjustments on a large part of the digital-TV customer base in early Q1 2018 Broadband base continued to increased with 5,000 broadband RGUs added in the quarter, in-line with previous quarter Decline in unique consumers and RGUs of –12,000, and -8,000, respectively, in-line with previous quarters Boxer’s fibre footprint increased from 1,000,000 to 1,100,000 addressable households including roughly 200,000 which do not overlap with the Com Hem Segment * From Q1 2017 consumer churn is calculated according to the same method as the Com Hem Segment + 5

BROADBAND SPEED LEADERSHIP EXTENDED

MORE BROADBAND CUSTOMERS REWARDED WITH UPGRADES TO FASTER SPEEDS

	Former downstream speed		New downstream speed
Dec 2016	BREDBAND 50	▷	BREDBAND 100
Dec 2017	BREDBAND 100	▷	BREDBAND 150
	BREDBAND 250	▷	BREDBAND 300

- Com Hem continues to reward loyal customers with speed upgrades;
  - 160k customers received +50Mb speed upgrade in December 2017
  - In addition 150k customers were upgraded from 50Mb to 100Mb in December 2016
  - Frontbook speeds unchanged for new customers
  - Speed upgrades improve customer satisfaction, reduce churn propensity and create pricing power

DOCSIS 3.1 TRIAL STARTED WITH SPEEDS FASTER THAN WIDELY AVAILABLE LAN NETWORKS


COM HEM TO SWEDEN'S FASTEST BROADBAND
COM HEM
STARKARE UPPLEVELSER

- DOCSIS 3.1 enables speeds faster than most LAN networks;
  - Downstream and upstream speeds faster than 1 Gbit/s
- The technology also provides a significant increase in network quality;
  - Doubling of network capacity with further improvements to follow
  - Even lower fault rates through simplified infrastructure
- Plan to roll out 1+ Gbit/s downstream speed across our network in 2018

COM HEM
9

TV HUB LAUNCHING SPRING 2018

NEW TV HUB WILL OFFER THE BEST MODERN WAY TO WATCH TV IN SWEDEN


Borg
PLAY
TRAILER
MEDVERKANDE
REGI


TV
OK
svt

©2018 SF Studios. Distr Nordisk Film

- New TV Hub will give our customers the best modern TV experience;
  - Linear, on demand and OTT integrated in one service
  - Content in 4K / HDR quality
  - Voice control simplifying search and navigation
- TiVo continues to offer the best traditional way to watch TV

- Netflix, SVT Play, TV4 Play to be featured partners alongside Google
  - These services represent 67% of all OTT streaming in Sweden*
  - Apps are pre-installed and accessible directly via the remote
  - Previously TV4 content unavailable to our customers
- Customers can also access the full TV app universe of Google Play

**Mediavision data from Q3 2017*

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NEW CONTENT BEING LAUNCHED TO BOLSTER TV PACKAGES THOUSANDS OF HOURS OF HIGH QUALITY INTERNATIONAL ON DEMAND CONTENT ADDED FOR COM HEM CUSTOMERS Com Hem and Boxer to launch Sportkanalen and distribute SF-Kanalen to more customers; Sportkanalen shows high value sports content including top tier Swedish ice hockey (SHL) and football (Allsvenskan) SF-Kanalen features the best Swedish produced movies and series like the all time kids-favorites by Astrid Lindgren. Content available in Com Hem Silver and to choose in Boxer Flex 8 and above FOX+ and Nat Geo+ VOD services included at no additional cost for Com Hem Guld customers; 3,000 hours of top series on demand including popular scripted drama and animated shows like How I Met Your Mother, 24, Prison Break and Family Guy High quality, critically acclaimed documentaries including the latest seasons of The Story of God with Morgan Freeman, Genius and Origins – The Great Human Race HIGH QUALITY SWEDISH SPORTS AND ENTERTAINMENT CONTENT ADDED FOR COM HEM AND BOXER CUSTOMERS SF-KANALEN

2018 PRICING PLAN More-for-more strategy continuing to be implemented for Com Hem and now for Boxer; Investments in network ongoing to increase speeds and capacity Additional content and premium channels for our TV customers and investment in TVE services Connecting the Boxer customer base to fiber networks Com Hem price adjustment to be similar shape to 2017 with increased number of customers in scope Majority of broadband and TV list prices increased by maximum 30 SEK / month from 17 January More customers in scope for price adjustment than last year Two main pricing batches effective from March 1 and April 1 with mop up batches throughout the year Maximum increase of 70 SEK / month for customers currently below list price Boxer completing one main TV pricing batch to take place on 1 February with mop up batches throughout the year Various list prices increased by a maximum of 20 SEK with effect from January 10 Majority of TV customers to be included in price adjustment across the year with main batch on February 1 Broadband excluded from the price adjustment Additional batches (Continuous as customers exit binding) Q1 Batch 1 (March 1) Batch 2 (April 1) Rest of the Year PHASING OF PRICING ACTIVITY IN 2018 COM HEM AND BOXER CONTINUING THE SUCCESSFUL MORE-FOR-MORE PRICING STRATEGY Additional batches (Continuous as customers exit binding) Main Batch (February 1) BOXER COM HEM CONSUMER

FINANCIAL PERFORMANCE

17.2% 1.4% FOURTH QUARTER FINANCIAL HIGHLIGHTS COM HEM GROUP ■ Com Hem ■ Boxer 3.8% 5.3% 8.5% 3.1% Com Hem segment revenue grew by 4.2% to SEK 1,389m,as a result of continued broadband and DTV volume and price growth Boxer revenue decline continued due to DTT churn leading to group revenue growth of 1.4% to SEK 1,805m for the quarter Underlying EBITDA growth of 5.3% for the Com Hem Segment as operating costs remained stable Underlying EBITDA for the Group grew by 3.8% explained by lower gross profit in Boxer due to revenue decline Slightly higher capex spend compared to Q4 2016 with continued focus on network related investments and system integration related capex in Boxer Com Hem segment OFCF growth of 8.5% explained by stable growth in underlying EBITDA and unchanged capex spend compared to same quarter last year Modest 3.1% OFCF growth for the group as Boxer reported lower underlying EBITDA and temporarily higher capex compared to Q4 last year 17.7% 4.2% OUTCOME Q4 2017 ■ Com Hem ■ Boxer ■ Com Hem ■ Boxer ■ Com Hem ■ Boxer

SLIGHT UNDERLYING EBITDA MARGIN EXPANSION

COM HEM SEGMENT

(SEKm)	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Network operator	224	202	11.0%	842	777	8.4%
Consumer	1,090	1,045	4.4%	4,287	4,093	4.7%
B2B	69	79	(12.3%)	280	317	(11.7%)
Other	5	7	(28.6%)	22	31	(29.0%)
Total revenue	**1,389**	**1,333**	**4.2%**	**5,431**	**5,218**	**4.1%**
Production costs	(427)	(403)	6.0%	(1,649)	(1,544)	6.8%
Gross profit	**963**	**931**	**3.4%**	**3,782**	**3,675**	**2.9%**
Gross margin	*69.3%*	*69.8%*		*69.6%*	*70.4%*	
Operating costs*	(324)	(313)	3.5%	(1,221)	(1,205)	1.3%
Underlying EBITDA	**650**	**618**	**5.3%**	**2,603**	**2,470**	**5.4%**
Underlying EBITDA margin	*46.8%*	*46.3%*		*47.9%*	*47.3%*	
Capex						
Network related	(117)	(98)	19.4%	(386)	(273)	41.4%
CPEs and capitalised sales commissions	(81)	(98)	(17.3%)	(337)	(346)	(2.6%)
Product & IT development	(53)	(62)	(14.5%)	(211)	(208)	1.4%
Other capex	(2)	(6)	(66.7%)	(18)	(24)	(25.0%)
Total capex	**(266)**	**(264)**	**0.8%**	**(963)**	**(851)**	**13.2%**
Operating Free Cash Flow	**384**	**354**	**8.5%**	**1,640**	**1,618**	**1.3%**

** Excluding items affecting comparability, write-downs and depreciation and amortisation*

OUTCOME Q4 2017

- 4.4% growth in consumer revenue driven by strong growth in broadband and DTV RGUs, improved broadband tier mix as well as price
- Increase in network operator revenue of 11.0% as a result of network expansion (fibre installation revenue and iTUX communication operator revenue) fully offsetting decrease in landlord revenue caused by price pressure
- B2B revenue decline of SEK 10m caused by continued decline in lower margin OffNet legacy business not being fully offset against OnNet revenue growth. OnNet high margin revenue grew by 17.4% YoY and now represents almost 50% of B2B revenue
- Expansion in third party infrastructure puts slight pressure on gross margin, fully compensated by stable operating costs leading to an underlying EBITDA margin of 46.8%
- Capex on same level as Q4 2016 with continued focus on network related investments and lower investments in CPEs in this quarter
- Network related investments includes new build trials in SDU market of SEK 12m in Q4, (total of SEK 34m in 2017), leading to a OFCF growth of 8.5% YoY for the quarter and 1.3% for the full year

COM HEM

15

DELIVERING ON FULL YEAR GUIDANCE FOR 2017

BOXER SEGMENT

BOXER

(SEKm)	Q4 2017	Q4 2016	Change	FY 2017
Revenue	**415**	**446**	**(7.0%)**	**1,705**
Production costs	(271)	(281)	(3.6%)	(1,087)
Gross profit	**145**	**165**	**(12.3%)**	**617**
Gross margin	*34.8%*	*37.0%*		*36.2%*
Operating costs*	(61)	(87)	(30.0%)	(252)
Underlying EBITDA	**72**	**78**	**(8.0%)**	**323**
Underlying EBITDA margin	*17.2%*	*17.4%*		*19.0%*
Capex				
CPEs and capitalised sales commissions	(27)	(42)	(35.7%)	(118)
Integration capex Boxer	(27)	0	n/m	(58)
Total capex	**(53)**	**(42)**	**28.1%**	**(175)**
Operating Free Cash Flow	**18**	**36**	**(49.5%)**	**148**

** Excluding items affecting comparability, write-downs and depreciation and amortisation*

OUTCOME Q4 2017

- Continued pressure on Boxer revenue and subscriber base, growth within fibre based services is not fully offsetting DTT revenue decline
- Underlying EBITDA negatively effected by costs associated to completing the 700 MHz migration
- Capex of SEK 53m in Q4 including SEK 27m relating to system integration (SEK 58m for the full year)
- Excluding Boxer integration capex, OFCF for the full year amounted to SEK 206m
- Turnaround of Boxer will continue in 2018 with focus on taking the company back to revenue growth, may require additional marketing and sales costs
- Second half of synergies (SEK 25m on annual basis) expected from H2 2018 when system integration has been finalised

COM HEM

16

CONSOLIDATED PROFIT AND LOSS STATEMENT

COM HEM GROUP

(SEKm)	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Revenue	**1,805**	**1,780**	**1.4%**	**7,136**	**5,665**	**26.0%**
Production costs	(697)	(684)	1.9%	(2,737)	(1,825)	50.0%
Gross profit	**1,107**	**1,096**	**1.1%**	**4,399**	**3,840**	**14.6%**
Gross margin	*61.4%*	*61.6%*		*61.7%*	*67.8%*	
Operating costs*	(385)	(400)	3.6%	(1,473)	(1,292)	14.0%
Underlying EBITDA	**722**	**696**	**3.8%**	**2,926**	**2,547**	**14.9%**
Underlying EBITDA margin	*40.0%*	*39.1%*		*41.0%*	*45.0%*	
One-off items**	(29)	5		(71)	(29)	
EBITDA	**693**	**701**	**(1.1%)**	**2,855**	**2,518**	**13.3%**
Depreciation and amortisation	(490)	(473)		(1,943)	(1,667)	
EBIT	**203**	**228**	**(10.9%)**	**912**	**851**	**7.1%**
Net financial expenses	(79)	(184)		(319)	(440)	
Taxes	(28)	(10)		(132)	(94)	
Net result for the period	**96**	**34**	**n/m**	**461**	**317**	**45.5%**

** Excluding non-recurring items, write-downs and depreciation and amortisation*

*** Non recurring items, Operating currency loss/gains and disposals*

OUTCOME Q4 2017

- Revenue growth of 1.4% translating into Underlying EBITDA growth of 3.8% for the group as operating costs remained stable
- Increased one-off items in Q4 2017, mainly due to redundancies and advisory costs associated with the Tele2 merger
- Slight increase in depreciation and amortisation explained by higher customer acquisition and product & IT development in previous quarters
- Net financial expenses significantly lower as no refinancing activities in Q4 2017, as well as lower blended interest rate compared to last year
- No taxes paid in the quarter. Remaining tax losses of SEK 0.2bn at the end of the year
- Consolidated net result almost tripled and growing by 45.5% for the full year

COM HEM

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CASH FLOW AND CAPITAL STRUCTURE

COM HEM GROUP

(SEKm)	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Underlying EBITDA	**722**	**696**	**3.8%**	**2,926**	**2,547**	**14.9%**
Capex	(320)	(305)	4.9%	(1,138)	(893)	27.4%
Operating Free Cash Flow	**402**	**390**	**3.1%**	**1,788**	**1,655**	**8.0%**
Change in net working capital	(7)	112	n/m	(15)	48	n/m
Taxes paid	-	-	n/a	(31)	-	n/a
Interest on Loans and Notes	(32)	(170)	(81.2%)	(213)	(279)	(23.7%)
Equity Free Cash Flow*	**364**	**332**	**9.5%**	**1,528**	**1,424**	**7.3%**
EFCF per outstanding share	*2.0 SEK*	*1.8 SEK*	*11.1%*	*8.5 SEK*	*7.5 SEK*	*13.3%*
Dividend	-	-	n/a	(725)	(289)	n/m
Share buy-backs	(104)	(253)	(58.9%)	(764)	(894)	(14.5%)
Total shareholder remuneration	**(104)**	**(253)**	**(58.9%)**	**(1,489)**	**(1,183)**	**25.8%**
Change in Loans and Notes	(5)	142	n/m	283	1,022	(72.3%)
Repurchase of warrants	-	-	n/a	(94)	-	n/a
Other items	(28)	(112)	(75.0%)	(109)	(1,538)	(92.9%)
Net cash generated/used	**226**	**109**	**n/m**	**120**	**(274)**	**n/m**
Cash balance EoP	**590**	**470**	**25.5%**	**590**	**470**	**25.5%**
Cash and unutilised bank facilities	**1,690**	**1,870**		**1,690**	**1,870**	
Net Debt	**10,488**	**10,326**		**10,488**	**10,326**	
Leverage (Net debt/Underlying EBITDA LTM)	**3.6x**	**3.7x**		**3.6x**	**3.7x**	

** Underlying EBITDA less capex, interest, taxes and change in net working capital*

OUTCOME Q4 2017

- Underlying EBITDA growth of 3.8% partly offset by higher investments, leading to 3.1% growth in operating free cash flow for the quarter. OFCF growing by 8.0% for the full year
- Equity free cash flow (EFCF) growing by 9.5% for the quarter, explained by OFCF growth and no interest payments on notes in Q4 2017, partly offset by negative change in NWC compared to positive change in Q4 last year
- Repurchased 0.5% of outstanding shares for SEK 104m (cash out) in the quarter, leading to a total shareholder remuneration of SEK 1,489m in 2017 compared to SEK 1,183m 2016 (up 25.8%)
- Leverage down to 3.6x net debt/underlying EBITDA LTM as result of strong EFCF and low buy-backs during the quarter. Leverage continues to be well within our target range of 3.5-4.0x
- Well capitalised with close to SEK 1.7bn in cash and unutilised credit facilities at the end of December

COM HEM
18

DELIVERING ON FULL YEAR FINANCIAL GUIDANCE

COM HEM GROUP

GUIDANCE	OUTCOME FY 2017	
1 UNDERLYING EBITDA IN-LINE WITH FULL YEAR GUIDANCE • In 2017 we aimed to deliver mid-single digit underlying EBITDA growth for the Com Hem Segment and Boxer was expected to add at least SEK 300m of underlying EBITDA to the Group	Underlying EBITDA grew by 5.4% to SEK 2,603m for the Com Hem Segment and Boxer delivered SEK 323m Underlying EBITDA	✓
2 CAPEX GUIDANCE IN-LINE WITH FULL YEAR GUIDANCE • We expected capex to be in the range of SEK 1,000-1,100m annually including Boxer. In addition, we expected some SEK 50m in capex for system integration of Boxer and up to SEK 50m for new build trials	Regular Group capex of SEK 1,047m in 2017 plus additional SEK 58m for Boxer system integration and SEK 34m for new build trials. Total Group capex of SEK 1,138m in 2017	✓
3 INTEREST EXPENSES STABLE AT LOW LEVELS • Blended interest rate at 2.5% implies interest expense below SEK 300m for 2017	Blended interest rate at 2.5% in 2017 (cost of SEK 271m), down from 2.9% in 2016	✓
4 NO TAXES TO BE PAID UNTIL MID-2018 • Outstanding NOL approx. SEK 0.2bn per December 31, 2017	SEK 34m paid for Boxer in 2017 relating to 2016 profit. The group will start to pay taxes in H1 2018	✓
ATTRACTIVE YIELD Cash dividend of SEK 4.00/share and SEK 70m/month of buy-backs resulted in total shareholder remuneration of SEK 1.5bn for FY17, representing a total yield of 6.7% at December 31 close price	Total shareholder remuneration of 1,489m in 2017 (SEK 725m cash dividend and SEK 764m in buy-backs) with net debt to underlying EBITDA LTM at 3.6x, in-line with target range	✓

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SUMMARY AND OUTLOOK

LOOKING FORWARD Build further customer satisfaction to grow volumes and increase pricing power in both the Com Hem and Boxer segments Execute on planned price adjustments in 2018 for both Com Hem and Boxer as we align Boxer with the Group’s more-for-more strategy Enhance our market leading TV-proposition with more on-demand content, integrate more OTT providers into our platform through our Play services and our next generation box – the TV Hub which will launch during the spring DOCSIS 3.1 development under way with rollout expected within the next year to significantly increase speed and capacity Operational focus at Boxer to continue the positive momentum and increase broadband sales while decreasing DTT churn Continue progress toward the footprint expansion target of 3.0m addressable households The Board is proposing a 50% increase in the cash dividend from SEK 4.00 per share to SEK 6.00 per share to be paid out semi-annually in March and July, 2018 (record dates March 23 and July 2). There will be no further buyback program between the AGM and closing of the merger with Tele2 We expect the merger with Tele2 to be approved and finalized in H2 2018. We believe that the combination of these complementary businesses will create a very strong integrated Swedish operator Before the merger is finalised we will run Com Hem as usual to keep our operational momentum while preparing for the upcoming integration process so that we can hit the ground running OUTLOOK FOR THE GROUP FINANCIAL GUIDANCE FOR THE GROUP – 2018 AND MID-TERM Underlying EBITDA We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer CAPEX We expect Capex for the entire Group to be in the range of SEK 1.0-1.1bn annually Leverage target We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM

Q&A

IMPORTANT INFORMATION   The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ the registration statement and THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.   In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.   FORWARD LOOKING STATEMENTS   The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.   NO SOLICITATION   This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Disclaimer